UNITED
SECURITIES AND EXC
Washington

06008110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50460

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Brownstone Investment Group, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH, D.C. 152

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 Third Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Lowey (212) 661-6265
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Douglas Lowey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brownstone Investment Group, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

2/28/06

Notary Public

JANNETTE SANTIAGO
Notary Public, State of New York
No. 01SA6056371
Qualified in New York County
Commission Expires 03/19/2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWNSTONE INVESTMENT GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Brownstone Investment Group, LLC

We have audited the accompanying statement of financial condition of Brownstone Investment Group, LLC (the "Company") as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brownstone Investment Group, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
January 20, 2006

BROWNSTONE INVESTMENT GROUP, LLC

Statement of Financial Condition
December 31, 2005

ASSETS	
Cash	$ 468,371
Securities owned, at market value	50,708,615
Securities not readily marketable, at estimated fair value	59,100
Due from broker	5,237
Dividends and interest receivable	897,665
Other assets	39,768
	$ 52,178,756
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 23,816,903
Due to broker	14,754,499
Interest payable on securities sold short	488,690
Accrued expenses	83,239
	39,143,331
Members' Equity	13,035,425
	$ 52,178,756

See notes to statement of financial condition

NOTE A - ORGANIZATION

Brownstone Investment Group, LLC (the "Company") is a limited liability company organized primarily to engage in high-yield debt securities transactions solely for its own account. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC"), and is a member of the National Association of Securities Dealers, Inc.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Securities transactions:

The Company records transactions in securities and the related revenue and expenses on a trade-date basis.

Securities owned and securities sold, not yet purchased, are stated at market value with the resulting unrealized gains and losses reflected in net gain from principal transactions.

Securities which do not have a readily ascertainable market value are valued at their estimated fair value as determined by management.

[2] Income taxes:

No provision for federal income taxes has been made since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns.

[3] Furniture, equipment and depreciation:

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related asset.

[4] Estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE C - SECURITIES OWNED, SECURITIES NOT READILY MARKETABLE AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, at December 31, 2005 consist of:

	Securities Owned	Securities Sold, not yet Purchased
Corporate bonds	$ 49,934,653	$ 23,806,780
Equity securities	773,962	10,123
	$ 50,708,615	$ 23,816,903

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2005, at market value, and will incur a loss if the market value of the securities increases subsequent to December 31, 2005. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in market value.

NOTE D - RECEIVABLE TO/FROM CLEARING BROKER AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Company's proprietary transactions are provided by two brokers pursuant to clearance agreements.

At December 31, 2005, due to/from clearing broker in the statement of financial condition represents the Company's net purchases of securities and cash collateral for its short positions. Substantially all securities owned, reflected on the statement of financial condition, are positions held by the clearing brokers.

The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

NOTE E - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's rule 15c3-1 that specifies minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the aggregate indebtedness method permitted by the rule, which requires that the broker-dealer maintain minimum net capital of $100,000. As of December 31, 2005, the Company had net capital, as defined, of $4,911,069 which exceeded its requirement by $4,811,069. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1 at December 31, 2005.

NOTE F - LEASES

The Company is currently occupying office space on a month to month lease. In November 2005 the Company entered into a lease agreement (the "Lease") which commences upon completion of certain leasehold improvements and expires in 2014. In connection with the Lease, the Company obtained an irrevocable letter of credit in the amount of $125,235 in favor of the landlord for the Company's obligation under its real estate lease. Minimum future annual rental payments at December 31, 2005 are as follows:

2006	$ 250,470
2007	250,470
2008	250,470
2009	267,168
2010	267,168
Thereafter	534,336
	$ 1,820,082

NOTE G - RETIREMENT PLAN

The Company has a 401(k) profit-sharing plan covering all eligible employees as defined in the plan. Contributions are made at the discretion of employees. The Company made no contributions to the plan for the year ended December 31, 2005.

NOTE H - CONTINGENCIES

The Company is party to a claim arising in the ordinary course of business. Management is currently evaluating the merits of the claim. In the opinion of management, the amount of the claim does not have a significant effect on the financial statements.

NOTE I - SUBSEQUENT EVENTS

[1] Withdrawals:

Subsequent to December 31, 2005, members withdrew capital of approximately $3,600,000.

[2] Lawsuit:

On January 31, 2006 the Company filed a lawsuit against a former member which alleges misappropriation of trade secrets and breach of fiduciary duty. On February 23, 2006 the former member denied all the allegations in the lawsuit and filed a counterclaim (the "Counterclaim") against the Company and certain of its members. The Counterclaim alleges certain claims and seeks at least $20,000,000 in compensatory damages plus punitive damages against the Company. Management believes that the Counterclaim against the Company is without merit and is vigorously opposing all asserted claims, however, as with all litigation, the outcome is presently undeterminable.